Exhibit 99.1

Concord Medical Reports Third Quarter 2015 Financial Results

BEIJING, November 18, 2015 /PRNewswire/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2015[1].

Third Quarter 2015 Highlights

•	Total net revenue increased by 7.7% from RMB143.2 million in the third quarter of 2014 to RMB154.3 million ($24.3 million) in the third quarter of 2015, including net revenue from the network business of RMB148.5 million ($23.4 million) and net revenue from Concord Cancer Hospital (formerly known as Fortis Surgical Hospital) of RMB5.8 million ($0.9 million).

•	Gross profit was RMB61.9 million ($9.7 million) in the third quarter of 2015, compared to RMB74.1 million in the third quarter of 2014.

•	Net income attributable to ordinary shareholders in the third quarter of 2015 was RMB22.3 million ($3.5 million), which includes the Net loss attributable to shareholders of Concord Cancer Hospital of RMB13.3 million ($2.1 million), compared to RMB34.5 million in the third quarter of 2014.

•	Basic and diluted earnings per American Depositary Share (“ADS”)[2] in the third quarter of 2015 were RMB0.50 ($0.08) and RMB0.49($0.08), respectively, compared with RMB0.77 and RMB0.72 in the third quarter of 2014.

•	Adjusted EBITDA[3] (non-GAAP) was RMB48.8 million ($7.7 million) in the third quarter of 2015, compared to RMB88.2 million in the third quarter of 2014.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “During the third quarter of 2015, we achieved several important strategic milestones. First, we actively expanded our free-standing radiotherapy and diagnostic centers in China. The first free-standing radiotherapy center, Datong Meizhong Jiahe Cancer Hospital is at the final stage of equipment installation and internal decoration. It is expected to open and receive and treat patients by early 2016. We also have a strong pipeline of free-standing centers which will open to patients gradually. We are very glad to see that our strategic transformation is making solid progress. Secondly, Concord Cancer Hospital has received the approval from Singapore Ministry of Health to operate under the new name and will provide oncology as its main service, including medical oncology and surgical oncology. Our team is currently working with The University of Texas MD Anderson Cancer Center (“MDACC”) to install the medical protocol and hire a qualified medical team to be in compliance with MDACC standards. We expect to see patient inflow improvement in 2016. Finally, Concord Medical has acquired an additional equity interest in the management company of MDACC Proton Therapy Center (“MDACC PTC”) and become the majority shareholder of the management company of MDACC PTC. As a result, the company also acquired an additional interest in the MDACC Proton Therapy Center.

Additionally, the Company plans to list its indirectly wholly-owned subsidiary, CMS Hospital Management Co., Ltd, on the National Equities Exchange and Quotations (“NEEQ”) in China, which is also known as the New Third Board in China. This is an effort to fully unlock the value in our business. We have submitted the listing application to the NEEQ and we expect the listing to be approved by the end of 2015.

Looking forward, Concord Medical is making concrete progress to establish a leading cancer hospitals network in China. Our premium cancer hospitals in Beijing, Shanghai and Guangzhou are all expected to start construction in 2016. Once completed, these hospitals are expected to become prime destinations for cancer treatment and diagnostics and our patients are expected to receive MDACC-standard Multiple Disciplinary Treatment (“MDT”). ”

2015 Third Quarter Financial Results by Segment

Network Business

Net revenue from the network business increased by 3.7% to RMB148.5 million ($23.4 million) in the third quarter of 2015 from RMB143.2 million in the third quarter of 2014. The increase was primarily attributable to improvement in product mix, especially increased contribution from Cyber Knife centers in the network.

As of September 30, 2015, the Company operated a network of 127 centers in 53 cities in China and had entered into agreements to establish one additional center. The Company closed two radiotherapy centers in the third quarter of 2015.

Cost of revenue of the network business was RMB83.5 million ($13.1 million) in the third quarter of 2015, compared to RMB69.1 million in the third quarter of 2014. The increase was mainly due to the increased high-value medical consumable expenses and maintenance expenses for the network.

Gross profit from the network business was RMB65.0 million ($10.2 million) in the third quarter of 2015, compared to RMB74.1 million in the third quarter of 2014. The gross profit margin of the network business for the third quarter of 2015 was 43.8%, compared to 51.7% for the third quarter of 2014. The decrease in gross profit was mainly due to higher cost of revenue attributable to the increased high-value medical consumable expenses and maintenance expenses for the network.

Selling expenses of the network business were RMB30.8 million ($4.9 million) in the third quarter of 2015, compared to RMB27.5 million in the third quarter of 2014. Selling expenses as a percentage of net revenue from network business was 20.8% in the third quarter of 2015, compared to 19.2% in the third quarter of 2014. The increase in selling expenses was mainly due to increased conference, office and travel expenses.

General and administrative expenses of the network business were RMB21.7million ($3.5 million) in the third quarter of 2015, compared to RMB20.1 million, excluding the gain from collection of bad debts of RMB20.0 million, in the third quarter of 2014. General and administrative expenses as a percentage of net revenue from network business was 14.6% in the third quarter of 2015, compared to 14.0% in the third quarter of 2014.

Capital expenditures of the network business were RMB105.4 million ($16.6 million) in the third quarter of 2015, compared to RMB16.7 million in the third quarter of 2014 due to the increase in deposits for Property, Plant and Equipment for our secondary hospital.

Accounts receivable from the network business was RMB257.7 million ($40.6 million) as of September 30, 2015, compared to RMB265.0 million as of December 31, 2014. The average number of days sales outstanding was 168 in the third quarter of 2015, compared to 173 days in the third quarter of 2014.

As of September 30, 2015, the Company, excluding Concord Cancer Hospital which was acquired in April 2015, had bank credit lines totaling RMB3.2 billion ($507.5 million), of which RMB1.2 billion ($185.2 million) were utilized.

During the third quarter of 2015, the Company handled 6,100 patient treatment cases and 78,766 patient diagnostic cases, representing a 0.4% decrease and 0.1% decrease, respectively, from the third quarter of 2014, mainly due to the closure of two radiotherapy centers during the third quarter of 2015.

Hospital Business

Concord Cancer Hospital[4] is a leading privately-owned, for-profit oncology hospital in Singapore. The Company acquired Concord Cancer Hospital, formerly known as Foritis Surgical Hospital, in April 2015 and is now transforming it into a specialty cancer hospital.

Net revenue from the hospital business was RMB5.8 million ($0.9 million or S$1.3 million [5]), which were comprised of:

•	inpatient revenue of RMB5.1 million ($0.8 million), representing 88.5% of net revenue from the hospital business;

•	outpatient revenue of RMB0.2 million ($0.04 million), representing 4.2% of net revenue from the hospital business; and

•	medicine revenue of RMB0.4 million ($0.1 million), representing 7.3% of net revenue from the hospital business.

Cost of service of the hospital business for the third quarter of 2015 was RMB8.9 million ($1.4 million or S$2.0 million).

Selling expenses of the hospital business were RMB0.03 million ($4618.8 or S$0.01 million) for the third quarter of 2015.

General and administrative expenses of the hospital business were RMB9.9 million ($1.6 million or S$2.2 million) for the third quarter of 2015, of which employee benefit expenses were RMB5.7 million ($0.9 million or S$1.3 million).

Capital expenditures of the hospital business was RMB0.8 million ($0.1 million or S$0.1 million) for the third quarter of 2015.

As of September 30, 2015, Concord Cancer Hospital had accounts receivable of RMB3.8 million ($0.6 million or S$0.8 million). The number of days sales outstanding was 52. The accounts receivable balance was mainly related to outstanding balances to be collected from local insurance program.

Concord Cancer Hospital operated 31 beds and had 85 medical and non-medical staff as of September 30, 2015.

Recent Developments

Receives name change approval for Singapore hospital – On October 14, 2015, Concord Medical received approval from the Singapore Ministry of Health to change the name of its acquired hospital in Singapore, Fortis Surgical Hospital, to Concord Cancer Hospital which will provide oncology as its main service, including medical oncology and surgical oncology.

Announces Establishment of Beijing Allcure Medical Information Technology Ltd. – On September 8, 2015, the Company announced that it span off its current telemedicine business and jointly set up Allcure with strategic investors. Concord Medical injected its telemedicine-related assets and staff into Allcure and brought in a professional management team.

Additional Ownership Interest in MD Anderson Cancer Center Proton Therapy Center – On August 12, 2015, the Company closed the acquisition of additional ownership interest of The University of Texas MDACC Proton Therapy Center from an existing owner of the general partner.

Share Repurchase Program – On August 10, 2015, the Company announced a share repurchase program, under which Concord Medical is authorized to repurchase up to $20.0 million of its outstanding ADSs for cash in open market transactions or by other means as long as the price per ADS is no more than $7.99, depending on market conditions and other factors. As of November 17, 2015, Concord Medical has repurchased 330,730 ADSs, representing 992,190 ordinary shares, for an aggregate consideration of $1.7 million, including commissions. As of September 30, 2015, the Company had total 44.9 million outstanding ADSs.

Notes:

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3556 to $1.00, the effective noon buying rate as of September 30, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Each ADS represents three ordinary shares of the Company.
[3]	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment, and other income or expense.
[4]	The financial results of Concord Cancer Hospital were consolidated into our financial results in the third quarter in 2015. Please note that for the third quarter of 2014, the financial contribution from Chang’an Hospital was reflected as net income from discontinued operations.
[5]	Translation of Singapore dollar amount into U.S. dollar amount is made at a rate of SGD1.3852 to $1.00, the effective noon buying rate as of September 30, 2015, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on November 19, 2015 (9:00 p.m. Beijing/Hong Kong time on November 19, 2015).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free:	1 866 519 4004
International:	65 67135090
U.K. Toll Free:	08082346646
Hong Kong Toll Free:	800-906-601
China Local:	400-620-8038 / 800-819-0121
Passcode:	CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free:	1 855 452 5696
International:	61 2 8199 0299
Conference ID:	74380959

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of September 30, 2015, the Company operated a network of 127 centers with 76 hospital partners that spanned 53 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. As part of its high-end cancer hospital development strategy and oversea business extension, the Company acquired Concord Cancer Hospital, a private hospital in Singapore in April, 2015. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment, and other income or expense. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Ms. Fang Liu (Chinese and English)

+86 10 5903 6688 (ext. 639)

fang.liu@concordmedical.com

ICR Inc.

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2014	September 30, 2015
	RMB	RMB	US$
	(audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	478,682	158,367	24,918
Restricted cash, current portion	392,328	346,889	54,580
Accounts receivable	265,010	261,523	41,148
Inventories	2,986	3,752	590
Prepayments and other current assets	177,267	89,837	14,135
Net investments in direct financing leases, current portion	143,853	102,975	16,202
Deferred tax assets, current portion	3,556	5,006	789

Total current assets	1,463,682	968,349	152,362

Non-current assets
Property, plant and equipment, net	749,683	929,853	146,305
Intangible assets, net	61,243	47,557	7,483
Deposits for non-current assets	101,166	252,304	39,698
Net investments in direct financing leases, non-current portion	130,934	131,356	20,669
Deferred tax assets, non-current portion	17,183	19,172	3,017
Equity method investments	221,180	246,795	38,831
Cost method investments	—	24,365	3,834
Other non-current assets	52,892	43,563	6,852
Prepaid land lease payments	51,529	430,049	67,665
Restricted cash, non-current portion	109,840	139,100	21,886

Total non-current assets	1,495,650	2,264,114	356,240

Total assets	2,959,332	3,232,463	508,602

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	322,128	520,270	81,860
Long-term bank borrowings, current portion	246,233	225,121	35,421
Accounts payable	1,064	1,227	193
Accrual for purchase of property, plant and equipment	11,784	4,816	758
Accrued expenses and other liabilities	130,193	169,529	26,674
Income tax payable	56,151	41,819	6,580
Deferred revenue, current portion	1,038	1,760	277
Deferred tax liabilities, current portion	1,228	1,228	193

Total current liabilities	769,819	965,770	151,956

Non-current liabilities
Long-term bank borrowings, non-current portion	335,479	390,210	61,396
Deferred tax liabilities, non-current portion	50,227	9,588	1,509
Other long term liabilities	3,749	3,182	502

Total non-current liabilities	389,455	402,980	63,407

Total liabilities	1,159,274	1,368,750	215,363

EQUITY
Ordinary shares	105	105	17
Treasuary stock	(5)	(5)	(1)
Additional paid-in capital	2,074,125	2,073,952	326,319
Accumulated other comprehensive loss	(18,651)	(42,291)	(6,655)
Accumulated deficit	(258,025)	(170,692)	(26,857)

Total Concord Medical Services Holdings Limited shareholders’ equity	1,797,549	1,861,069	292,823
Noncontrolling interests	2,509	2,644	416

Total equity	1,800,058	1,863,713	293,239

Total liabilities and equity	2,959,332	3,232,463	508,602

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands)

	September 30, 2014	September 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges:
Network	143,208	148,507	23,366
Hospital	—	5,793	912

Total net revenues	143,208	154,300	24,278

Cost of revenues:
Network	(69,141)	(83,494)	(13,137)
Hospital	—	(8,909)	(1,402)

Total cost of revenues	(69,141)	(92,403)	(14,539)

Gross profit	74,067	61,897	9,739

Operating expenses:
Selling expenses	(27,485)	(30,837)	(4,852)
General and administrative expenses	462	(31,540)	(4,963)

Operating income (loss)	47,044	(480)	(76)
Interest expense	(9,545)	(11,477)	(1,806)
Foreign exchange (loss) income	(982)	10,025	1,577
Loss from disposal of property, plant and equipment	(330)	(1,256)	(198)
Interest income	5,024	5,196	818
Equity pick up of equity investee	4,160	4,191	659
Other income	(438)	149	24

Income from continuing operations before income tax	44,933	6,348	998
Income tax expenses (benefit)	(13,185)	16,179	2,546
Net income from continuing operations	31,748	22,527	3,544

Net income from discontinued operations	5,287	—	—

Net income	37,035	22,527	3,544

Net income attributable to non-controlling interests	2,538	260	41

Net income attributable to ordinary shareholders	34,497	22,267	3,503

Earnings per ADS
Net profit from continuing operations	0.71	0.50	0.08
Net profit from discontinued operations	0.06	—	—
Basic	0.77	0.50	0.08

Net profit from continuing operations	0.66	0.49	0.08
Net profit from discontinued operations	0.06	—	—
Diluted	0.72	0.49	0.08

Weighted average number of ADS outstanding:
Basic	44,945,433	44,933,081	44,933,081
Diluted	48,006,314	45,075,947	45,075,947

Other comprehensive income (loss), net of tax
Foreign currency translation	7,123	(23,009)	(3,620)
Total other comprehensive income (loss), net of tax	7,123	(23,009)	(3,620)

Comprehensive loss	44,158	(482)	(76)

Comprehensive income attributable to noncontrolling interests	2,538	260	41

Comprehensive loss attributable to Concord Medical Services Holdings Limited’s shareholders	41,620	(742)	(117)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended September 30, 2014			For the three months ended September 30, 2015
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income (loss)	47,044	2,125	49,169	(480)	2,002	1,522
Net income	37,035	2,125	39,160	22,527	2,002	24,529
Basic earnings per ADS	0.77	0.05	0.81	0.50	0.04	0.54
Diluted earnings per ADS	0.72	0.04	0.76	0.49	0.04	0.53

(*)	The adjustments include share-based compensation expense.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended September 30, 2014	For the three months ended September 30, 2015
Net income from continuing operations	31,748	22,527
Interest expenses, net	4,521	6,281
Income tax expenses	13,185	(16,179)
Depreciation and amortization	34,918	43,086
Share-based compensation	2,125	2,002
Other adjustments	1,750	(8,918)

Adjusted EBITDA	88,247	48,799

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain (loss), loss from disposal of property, plant and equipment, and other income or expense.